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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


===============================================================================
1. Name and Address of Reporting Person*

   Time Warner Inc.
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   (Last)               (First)                 (Middle)

   75 Rockefeller Plaza
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                                    (Street)

   New York,                       New York                       10019
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   (City)                           (State)                       (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   01/10/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   13-3527249
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4. Issuer Name and Ticker or Trading Symbol

   America Online, Inc. (AOL)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

      --------------------------------------------------------------------

===============================================================================
6. If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

===============================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
===============================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the Form is filed by more than one Reporting Person, see Instruction
    5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase      See Ex-    See Ex-        Common Stock, par        452,535,148    See Expla-           D
                        planation  planation      value $0.01 per                         nation of
                        of         of Responses   share                                   Responses
                        Responses
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

On January 10, 2000, Time Warner Inc. ("Time Warner") and America Online, Inc. ("America Online") entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, Time Warner and America Online entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which America Online granted to Time Warner an option (the "Option") to purchase up to 452,535,148 shares of common stock, par value $0.01 per share, of America Online ("America Online Common Stock"), subject to adjustment, representing approximately 19.9% of the America Online Common Stock issued and outstanding on January 5, 2000, at a purchase price per share equal to $73.75, subject to adjustment. The Option may be exercised by Time Warner at any time after the occurrence of any event as a result of which Time Warner becomes entitled to receive, pursuant to the Merger Agreement, the America Online Termination Fee (as defined in section 8.2(c) of the Merger Agreement). The Option will terminate upon the earliest of (i) the effective time of the Mergers, (ii) written notice of termination of the Stock Option Agreement by Time Warner, (iii) 12 months after the date Time Warner becomes entitled to the America Online Termination Fee and (iv) the date of termination of the Merger Agreement (unless Time Warner has the right to receive the America Online Termination Fee, in which case the Option will not terminate until the later of (x) 15 business days following the date the America Online Termination Fee becomes payable and (y) the expiration of the period in which Time Warner has the right to receive the America Online Termination Fee).

The Option is not currently exercisable and only becomes exercisable under certain circumstances. Time Warner expressly disclaims beneficial ownership of all shares of America Online Common Stock that may be purchased upon exercise of the Option.

*Name and Address of Reporting Person:

  Time Warner Inc.
  75 Rockefeller Plaza
  New York, New York 10019

Additional Reporting Persons:  N/A



Date of Event Requiring Statement:  January 10, 2000

Issuer Name and Ticker or Trading Symbol:  America Online, Inc. (AOL)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.



/s/ Christopher P. Bogart                                    January 19, 2000
--------------------------                                  ------------------
**Signature of Reporting Person                                   Date
Name:   Christopher P. Bogart
Title:  Executive Vice President,
        General Counsel and
        Secretary


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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